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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                           SUPER FOOD SERVICES, INC.
                           (Name of Subject Company)

                          NFC ACQUISITION CORPORATION
                               NASH-FINCH COMPANY
                                   (Bidders)

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  867884 10 8
                     (CUSIP Number of Class of Securities)

                             NORMAN R. SOLAND, ESQ.
                               NASH-FINCH COMPANY
                            7600 FRANCE AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55440
                                 (612) 844-1153
          (Name, Address and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:
                             MARK A. KIMBALL, ESQ.
                          OPPENHEIMER WOLFF & DONNELLY
                            3400 PLAZA VII BUILDING
                            45 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 344-9272
                                OCTOBER 8, 1996
       (Date of Event which Requires Filing of Statement on Schedule 13D)
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                 TRANSACTION VALUATION (1)                                    AMOUNT OF FILING FEE (2)
                       $174,248,272                                                    $34,850

(1) Determined in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended. This Transaction Valuation assumes, solely for purposes of calculating the filing fee for this Schedule 14D-1, the purchase of 11,241,824 shares of the common shares, par value $1.00 per share (together with the associated preferred share purchase rights, the "Shares"), of Super Food Services, Inc. at $15.50 per Share, net to seller in cash. Such number of Shares represents all of the Shares outstanding as of October 8, 1996 plus the number of shares that may be issued upon the exercise of options and stock purchase rights outstanding as of such date.
(2) 1/50 of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                          Filing Party:
Form or Registration No.:                        Date Filed:

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
CUSIP NO. 867884 10 8

       1.  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NFC
           ACQUISITION CORPORATION

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*  (A)  / /    (B)  / /

       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS:  BK, AF

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or
           2(f)    / /

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  577,491*

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:    / /

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):  Approximately 5.2%*

      10.  TYPE OF REPORTING PERSON:  CO

                       * SEE EXPLANATORY NOTE ON PAGE 4.

CUSIP NO. 867884 10 8

       1.  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
           PERSON:  NASH-FINCH COMPANY

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*  (A)  / /    (B)  / /

       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS:  BK

       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or
           2(f)    / /

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  577,491*

       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:    / /

       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):  Approximately 5.2%*

      10.  TYPE OF REPORTING PERSON:  CO

                       * SEE EXPLANATORY NOTE ON PAGE 4.

                                EXPLANATORY NOTE

    This Tender Offer Statement on Schedule 14D-1 relates to an offer by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Nash-Finch Company, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of the Common Shares, par value $1.00 per share, including the associated preferred share purchase rights (collectively, the "Shares"), of Super Food Services, Inc., a Delaware corporation (the "Company"), at $15.50 per share, net to seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 9, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (collectively, the "Offer"). The Offer is made pursuant to the Agreement and Plan of Merger dated as of October 8, 1996 among Parent, the Purchaser and the Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit (c)(1).

    Parent and the Purchaser and certain of the officers and directors of the Company, including Jack Twyman, the Chairman and Chief Executive Officer, who are stockholders of the Company (the "Tendering Stockholders") have entered into a Stockholder Agreement, dated as of October 8, 1996 (the "Stockholder Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Tendering Stockholders agreed to tender (and not withdraw, subject to certain exceptions) pursuant to the Offer to Purchase and before the Expiration Date (as defined in the Offer to Purchase) all of the Shares owned of record or beneficially by such Tendering Stockholders on the date of the Stockholder Agreement, together with any Shares thereafter acquired by any such Tendering Stockholders prior to the termination of the Stockholder Agreement. The Tendering Stockholders own in the aggregate 577,491 Shares, which represent approximately 5.2% of all Shares outstanding on October 8, 1996. The number of Shares subject to the Stockholder Agreement is reflected in rows 7 and 9 of the tables above. The Stockholder Agreement will remain in effect until the earlier of the following: (i) the date the Merger Agreement is terminated and (ii) the Effective Date (as defined in the Offer to Purchase). The Stockholder Agreement is more fully described in Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") of the Offer to Purchase. Neither the Purchaser nor Parent will have any voting or dispositive power with respect to the Shares which are the subject of the Stockholder Agreement until acceptance and payment for such Shares is made pursuant to the Offer to Purchase, and the Purchaser and Parent expressly disclaim beneficial ownership of such Shares.

    This Tender Offer Statement on Schedule 14D-1 shall also constitute a
Schedule 13D with respect to the Stockholder Agreement. A copy of the Stockholder Agreement is filed as Exhibit (c)(2) hereto.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Super Food Services, Inc., a Delaware corporation, and the address of its principal executive office is 3233 Newmark Drive, Dayton, Ohio 45342.

    (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Market Prices of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(d)   The information set forth in the Introduction, Section 9 ("Certain and (g) Information Concerning the Purchaser and Parent") and Schedule A of the Offer to Purchase is incorporated herein by reference.

(e)-(f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") and Section 13 ("Certain Conditions of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

(c)       Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") and
          Section 13 ("Certain Conditions of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

(f)-(g) The information set forth in Section 7 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement and Stockholder Agreement") and Section 13 ("Certain Conditions of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

   (a)     None.

 (b)-(c)   The information set forth in Section 2 ("Acceptance of and Payment for Shares")
           and Section 15 ("Certain Legal Matters") of the Offer to Purchase is
           incorporated herein by reference.

   (d)     The information set forth in Section 7 ("Certain Effects of the Offer") of the
           Offer to Purchase is incorporated herein by reference.

   (e)     None.

   (f)     The information set forth in the Offer to Purchase and the related Letter of
           Transmittal, the Merger Agreement and the Stockholder Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)  Offer to Purchase dated October 9, 1996.

  (a)(2)  Letter of Transmittal.

  (a)(3)  Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

  (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

  (a)(6)  Text of Press Release dated October 8, 1996.

  (a)(7)  Text of Press Release dated October 9, 1996.

  (a)(8)  Form of Summary Advertisement dated October 9, 1996.

  (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (b)(1) Form of Credit Agreement among Parent, the Purchaser, Harris Trust and Savings Bank as Administrative Agent, and Bank of Montreal and PNC Bank, N.A. as Co-Syndication Agents.

  (c)(1) Agreement and Plan of Merger dated as of October 8, 1996 among Parent, the Purchaser and the Company.

  (c)(2) Stockholder Agreement dated as of October 8, 1996 among Parent, the Purchaser and the Tendering Stockholders.

  (c)(3) Confidentiality Agreement dated February 29, 1996 between the Company and Parent.

 (d)-(f)  Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1996                        NASH-FINCH COMPANY

                                              By: /s/ Alfred N. Flaten
                                                 Alfred N. Flaten
                                                 PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                              NFC ACQUISITION CORPORATION

                                              By: /s/ Alfred N. Flaten
                                                 Alfred N. Flaten
                                                 PRESIDENT

 EXHIBIT
 NUMBER                                          DESCRIPTION
---------  ----------------------------------------------------------------------------------------

   (a)(1)  Offer to Purchase dated October 9, 1996.

   (a)(2)  Letter of Transmittal.

   (a)(3)  Notice of Guaranteed Delivery.

   (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(5)  Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees.

   (a)(6)  Text of Press Release dated October 8, 1996.

   (a)(7)  Text of Press Release dated October 9, 1996.

   (a)(8)  Form of Summary Advertisement dated October 9, 1996.

   (a)(9)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (b)(1)  Form of Credit Agreement among Parent, Purchaser, Harris Trust and Savings Bank as
           Administrative Agent, and Bank of Montreal and PNC Bank, N.A. as Co-Syndication Agents.

   (c)(1)  Agreement and Plan of Merger dated as of October 8, 1996 among Parent, the Purchaser and the Company.

   (c)(2)  Stockholder Agreement dated as of October 8, 1996 among Parent, the Purchaser and the
           Tendering Stockholders.

   (c)(3)  Confidentiality Agreement dated February 29, 1996 between the Company and Parent.